UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the Quarterly Period Ended December 31, 2004

 ENTERGY CORPORATION
(a Delaware corporation)
639 Loyola Avenue
New Orleans, Louisiana 70113
Telephone (504) 576-4000
__________________________________________________________________
(Name of registered holding company and address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

N/A for the fourth calendar quarter of the fiscal year.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company issuing security	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom security was issued	Collateral given with security	Consideration received for each security

N/A	N/A	-0-	N/A	-0-	N/A	N/A	-0-
Company contributing capital	Company receiving capital	Amount of capital contribution
Entergy Retail Holding Company (ERHC)	Entergy Solutions Select, Ltd. (ESOLS)	$ 891,000

ERHC	Entergy Solutions, Ltd. (ESLTD)	$ 3,861,000

Entergy Select, LLC	ESOLS	$ 9,000

Entergy Retail Texas, Inc.	ESLTD	$ 39,000

Entergy Holdings, LLL (EHLLC)	Entergy Thermal, LLC (Entergy Thermal)	$ 1, 398,000

Entergy Corporation	EHLLC	$ 2,690,000

Entergy Nuclear, Inc, (ENI)	Entergy Nuclear Services, LLC (ENSL)	$ 1,000

ENI	Entergy Nuclear Operation Services, LLC (ENOS)	$ 1,000

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies
Reporting company rendering services	Associate company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

Entergy Power RS, LLC	RS Cogen, LLC (RS Cogen)	Management, administrative, tax, and accounting services	$ 68,112[1]	$ -0-	N/A	$ 68,112[1]

Entergy Koch Trading, LP (EKTLP)	Entergy Wholesale Marketing, LP (EWOM)	Energy commodity marketing services	$ 144,682	$ -0-	N/A	$ 144,682

EKTLP	EWOM	Professional services and back office support	$ 55,647	$ -0-	N/A	$ 55,647

Entergy Solutions Supply, Ltd (ESSLT)	ESLTD	Same as above	$ 4,122,394	$ -0-	N/A	$ 4,122,394

ESSLT	ESOLS	Same as above	$ 431	$ -0-	N/A	$ 431

EKTLP	Entergy-Koch Trading Ltd.	Professional services and back office support	$ 10,520	$ -0-	N/A	$ 31,561

EKTLP	Entergy-Koch Trading Canada, ULC (EKTC)	Same as above	$ 26,837	$ -0-	N/A	$ 26,837

EKTLP	EKTC	Energy commodity marketing services	$ 15,128	$ -0-	N/A	$ 15,128

EWOM	Entergy Power, Inc.	Energy commodity marketing services	$ 65,735	$ -0-	N/A	$ 65,735

EWOM	Warren Power, LLC	Same as above	$ 65,735	$ -0-	N/A	$ 65,735

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies
Associate company rendering services	Reporting company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

Entergy Enterprises, Inc. (EEI)	EWOM	Professional services and back office support	$ 159,366	$ -0-	N/A	$ 159,366

EEI	EKTLP	Same as above	$ 17,067	$ -0-	N/A	$ 17,067

EEI	EHLLC	Same as above	$ 23,486	$ -0-	N/A	$ 23,486

EEI	Entergy Thermal	Same as above	$ 156,511	$ -0-	N/A	$ 156,511

EEI	ESLTD	Same as above	($ 10,243,718)	$ -0-	N/A	($ 10,243,718)

EEI	ESOLS	Same as above	$ 33,751	$ -0-	N/A	$ 33,751

EEI	ESSLT	Same as above	$ 5,532	$ -0-	N/A	$ 5,532

EEI	Entergy Solutions District Cooling, LP (ESDCL)	Same as above	$ 320,205	$ -0-	N/A	$ 320,205

EEI	TLG Services, Inc. (TLG)	Same as above	$ 157,398	$ -0-	N/A	$ 85,315

EEI	ENOS	Same as above	($ 25)	$ -0-	N/A	($ 25)

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies-Continued
Associate company rendering services	Reporting company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed

Entergy Solutions Management Services LLC (ESLMS)	ESLTD	Same as above	$ 7,978,457	$ -0-	N/A	$ 7,978,457

ESLMS	ESOLS	Same as above	$ 786	$ -0-	N/A	$ 786

ESLMS	ESSLT	Same as above	$ 451,290	$ -0-	N/A	$ 451,290

ESLMS	Entergy Thermal	Same as above	$ 8,999	$ -0-	N/A	$ 8,999

Entergy-Koch, LP	EKTLP	Same as above	$ 710,364	$ -0-	N/A	$ 710,364

ENI	TLG	O&M Services relating to decommissioning of nuclear electric generating facilities	$ 109,075	$ -0-	N/A	$ 109,075

ENOS	TLG	Same as above	$ 206,862	$ -0-	N/A	$ 206,862

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
Total consolidated capitalization as of December 31, 2004	$16,468,938,000	Line 1
Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	2,470,340,700	Line 2
Greater of $50 million or line 2	2,470,340,700	Line 3

Total current aggregate investment:
Energy management services (SOURCEONE, Inc.)	1,496,083
Energy marketing and brokering (ESLTD,EWO GP, LLC, EWOM, ESOLS, and ESSLT)	247,136,599
Energy related technical and similar services (EHLLC, Entergy Thermal, TLG, Entergy Nuclear Environmental Services, LLC, ENOS, ENSL, and ESDCL)	82,502,743
Development and ownership of QFs (RS Cogen)	219,708,662
Ownership, operation, and servicing of fuel procurement, transportation, handling, and storage facilities (Entergy Nuclear PFS, Inc., and Private Fuel Storage, LLC)	1,352,000
Total current aggregate investment	552,196,087	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)	$1,918,144,614	Line 5

ITEM 5 - OTHER INVESTMENTS
Major line of energy-related business	Other investment in last U-9C-3 report	Other investment in this U-9C-3 report	Reason for difference in other investment

N/A	-0-	-0-	N/A

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

  Financial Statements

              N/A for the fourth calendar quarter of the fiscal year.

   B.   Exhibits

    Certificate of filing of Form U-9C-3 for the 3rd Quarter of 2004 with interested state commissions and municipal regulator.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Entergy Corporation
By: /s/ Nathan E. Langston
Nathan E. Langston Senior Vice President and Chief Accounting Officer

Dated: March 30, 2005